[Letterhead of Simpson Thacher & Bartlett LLP]

October 30, 2009

VIA EDGAR

Re:	Dollar General Corporation Registration
Statement on Form S-1
File No. 333-161464

H. Christopher Owings, Assistant Director

Catherine T. Brown, Attorney-Adviser

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Owings and Ms. Brown:

On behalf of Dollar General Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value $0.875 per share, marked to show changes from the Amendment No. 2 to the Registration Statement as filed on October 13, 2009.  The Registration Statement has been revised in response to the Staff’s comments and generally updates financial and other information.

In addition, we are providing the following responses to your comment letter, dated October 27, 2009, regarding Amendment No. 2 to the Registration Statement.  To assist your review, we have retyped the text of the Staff’s comments in italics below.   Please note that

all references to page numbers in our responses refer to the page numbers of Amendment No. 3.  The responses and information described below are based upon information provided to us by the Company.

The Offering, page 7

1.                                      In the last bullet point on page eight you indicate that you are excluding 13,419,541 shares of common stock issuable upon the exercise of 13,419,541 outstanding stock options. Please provide us with a reconciliation of these numbers to the disclosures concerning stock options within the footnotes to your financial statements.

In response to the Staff’s comment, the Company is supplementally providing the requested information in the following table (all as adjusted for the reverse stock split):

Options Outstanding as of January 30, 2009	12,694,906
New Options Granted	1,223,246
Forfeited/Cancelled Options	(498,566)
Options Outstanding as of July 31, 2009	13,419,586

We note supplementally that, upon further review, the number of stock options outstanding as of July 31, 2009 is 13,419,586 and this updated amount is reflected in Amendment No. 3 where applicable.

Capitalization, page 28

2.                                      We note that the impact of the 1 to 1.75 reverse stock split effected on October 12, 2009 is reflected in the “Actual” July 31, 2009 shareholders’ equity amounts. As such, it may be confusing to your readers to indicate that this is an adjusting item within the “As Adjusted” column as currently reflected in the second bullet point at the top of this page. Please revise your description of the adjusting items within the “As Adjusted” column to either remove this item or to better explain how it differs from the “Actual” column.

In response to the Staff’s comment, the Company has revised the introduction to the capitalization table to remove the reference to the 1 to 1.75 reverse stock split in the discussion of the adjusting items in the “As Adjusted” column.

3.                                      Please revise the line item “Common stock” to disclose the par value and number of shares outstanding for both the Actual and As Adjusted columns, as we believe this is important information to your investors.

In response to the Staff’s comment, the Company has revised the line item “Common Stock” on page 29 to disclose the par value and number of shares outstanding for both the “Actual” and “As Adjusted” columns.

Dilution, page 30

4.                                      We reviewed your response to comment three in our letter dated October 8, 2009. We note that you disclose dilution “without taking into account any other changes in net tangible book value after July 31, 2009.” Please revise your disclosure to include, in addition to dilution from your July 31, 2009 book value, dilution from your July 31, 2009 book value on a pro forma basis, adjusted to reflect the payment of the special dividend, any payment in substitution for the dividend adjustment with respect to rollover options to reflect the effects of the special dividend on the rollover options, if material, and the payments to be made under the monitoring agreement of approximately $64 million. Please revise your presentation to also disclose the percentage dilution in each case.

In response to the Staff’s comment, the Company has revised the Dilution section on page 31 to include the requested information.  The Company supplementally advises the Staff that the impact on net tangible book value related to the $10 million stock compensation offering-related expense disclosed in the Registration Statement, which was not requested to be included, is immaterial.

5.                                      We read in the second paragraph under this heading that your net tangible book value as of July 31, 2009 was $(8.21) per share. Since it appears you are excluding the liability associated with your redeemable common stock in determining your net tangible book value for the purposes of this calculation, please revise your disclosure to so indicate. If otherwise, please provide us with your calculation of this per share amount.

In response to the Staff’s comment, the Company has revised the disclosure on page 31 to clarify the exclusion of the amounts associated with redeemable common stock when determining net tangible book value.

In consideration of this presentation, the Company reviewed the definition of tangible net book value as defined in the Financial Reporting Manual — Division of Corporation Finance as being used generally as a conservative measure of net worth, approximating liquidation value.  As such, the Company has interpreted this presentation to be the most meaningful, since redeemable would not be paid out upon liquidation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Given that it appears that your initial public offering price will significantly exceed the value of your previously issued equity instruments, we believe you should provide your investors with some insight into the reasons for this increase in stock valuation and the benefit that will accrue to current holders of your equity instruments from this increase in value. Specifically:

6.                                      Please consider revising your disclosure to include the intrinsic value of all vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of SFAS 123R, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

In response to the Staff’s comments, the Company has included a section in Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 52 and 53 entitled “Stock Compensation” which includes the requested information.  For the purposes of this response, we confirm to you that the valuation specialist discussed in our October 13, 2009 response to you was not a related party.

7.                                      Also, we note you obtained valuation reports at dates different than the grant dates of your share-based compensation grants. Based on your response to comment 10 in our letter dated October 8, 2009, it appears your management used the fair values determined in the valuations performed as of May 2, 2008, January 30, 2009 and May 28, 2009 as a starting point in determining the fair value of your stock option grants made on August 28, 2008, December 19, 2008 and March 18, 2009 and in giving consideration to changes in your recent and projected financial performance, market conditions, comparable company valuations, economic conditions, material litigation and various other factors in determining the fair values of these instruments used in determining stock compensation expense in your financial statements. Please revise to disclose the following information related to issuances of equity instruments:

•                  Discuss the significant factors considered, assumptions made and methodologies used in determining the fair value of the options for options granted subsequent to August 1, 2008. In addition, please discuss consideration given to alternative factors, methodologies and assumptions.

•                  We note that Duff & Phelps used both a market-comparable approach and the income approach to estimate the value of your equity at each valuation date. Where the value determined under the market-comparable approach and the income approach differed, please better explain how you determined the fair value to use at each relevant grant date.

•                  Please include a discussion of the factors considered in selecting the comparable companies used in your valuations. Additionally, it appears from the valuation reports provided to us that the list of selected guideline companies and the highlighted most comparable companies used in your valuations changed throughout your valuation process, explain in reasonable detail why you changed the comparable companies being used, how you determined the change was appropriate when determining your value under the market-comparable approach and what impact these changes had on the value that was determined.

•                  Discuss each significant factor contributing to the difference between the IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance.  This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain changes in the fair value of your common stock up to the filing of the registration statement. In this regard, we note that during calendar year 2009 to date, the Dow Jones Index and the S&P 500 Index have increased between 10%-20%. Given the increase in your stock value during the same time from $5.50 at January 30, 2009 to a preliminary offering midpoint of $12.50 as indicated in your response to comment 10, which represents an increase of approximately 127% during the same period, we would expect you to provide a robust discussion of significant company specific events that occurred during 2009 to support this increase in value.

•                  With respect to the valuation report obtained as of the date of the May 28, 2009 stock option grant, to the extent you considered this report as a starting point in making your determination of the fair value of the options granted at that date, please provide the same information for this option grant as well.

In response to the Staff’s comments, the Company has included a section in Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 54 through 56 entitled “Significant factors, assumptions and methodologies used in determining fair value of our common stock on the grant dates of stock option awards made subsequent to August 1, 2008” which includes the requested information.

Market and Industry Data, page 86

8.                                      We reviewed your response to comment five in our letter dated October 8, 2009. Please remove the last sentence of your disclosure in this section.

In response to the Staff’s comment, the Company has removed the referenced disclosure.

Management, page 87

9.                                      Please describe the business experience of Warren F. Bryant for the past five years without any gaps or ambiguities. In this regard, we note your disclosure that Mr. Bryant was the President and Chief Executive Officer of Longs Drug Stores Corporation from 2002 through 2008. Please disclose Mr. Bryant’s current experience, other than as a director of OfficeMax Incorporated. If he has no other current experience, please state.

In response to the Staff’s comment, the Company has revised Mr. Bryant’s biography on page 94 of Amendment No. 3 to indicate that he has been retired since 2008.

Financial Statements for the Fiscal Years Ended January 30, 2009 and February 1, 2008, page F-1

Note 10. Share-based payments page F-43

10.                               Please disclose in your financial statements, either here or in your interim financial statements, the following information for equity instruments granted subsequent to August 1, 2008:

•                  for each grant date, the number of options or shares granted, the exercise price, the fair value of the underlying common stock and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts);

•                  whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

•                  if the valuation specialist was a related party, a statement indicating that fact.

In response to the Staff’s comments, the Company has revised the disclosure on page F-66 to reflect the requested information.

11.                               Please tell us your proposed IPO price or range of prices if that has changed since your October 12, 2009 letter. In addition, please tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

In response to the Staff’s comment, the Company notes that the proposed range has not changed, except to adjust for the 1.75x reverse split.  The split-adjusted range is proposed to be $21-$23, with a midpoint of $22 that equates to $12.57 prior to the reverse split, which is in line with the estimated midpoint the Company provided in its previous filing.

In further response to the Staff’s comment, the Company initiated substantive conversations with investment banks about a potential IPO in early July 2009 and the Company appointed underwriters on July 24, 2009 based on their historical relationships with the Company, perceived execution capabilities and experience.  The Company provided the underwriters with projections on August 15, 2009 as part of the underwriter due diligence process (which projections were consistent with those provided to Duff & Phelps for its August 30, 2009 valuation).  On September 30, 2009, in anticipation of including a preliminary price range in the Registration Statement, the Company first met with the underwriters to discuss a proposed price range based on the projections provided in August.  The price ranges provided by the underwriters have been in line with the range provided above.

12.                               In addition, we note your analysis of whether your stock-based compensation expense would change by a material amount if expense had been computed using the mid-point of the estimated offering price. We note that you have computed the estimated amount of the increase using only the two most recent stock option grants. If you believe the amounts are not material, you should provide revised computations showing the additional expense that would be recorded using the offering price and including all share-based compensation issued during the one year period preceding the most recent financial statements included in the registration statement.

In response to the Staff’s comment, the Company has supplementally calculated the estimated increase to compensation expense using the midpoint of the offering price range ($22.00) for all share-based compensation issued during the one year preceding the most recent financial statements included in the registration statement (the August 28, 2008, December 19, 2008, March 18, 2009, and May 28, 2009 grants) as follows:

Period	Impact on Stock Compensation (in millions)	Actual Pretax Income (in millions)	Percent of Pretax Income
Fiscal Year 2008	$1.9	$194.4	1.0%
26 Weeks Ended July 31, 2009	3.6	279.7	1.3%

This estimated increase would represent the maximum potential impact on stock compensation expense if one were to assume that the entire increase in value of the common stock were to have occurred one year prior to the IPO.  The Company believes that the hypothetical scenario noted above would not have resulted in increased compensation expense that could reasonably be considered material to the Company’s financial statements for any of the applicable periods.

In addition, based on the factors noted in our October 13, 2009 response related to the change in the common stock value over time (including specifically the change in the market conditions, the Company’s improving financial performance since August 2008 and corresponding improvement in the Company’s long-term performance expectations), the Company believes that its determinations of fair value considering appropriate market data and independent third party valuations were appropriate.  The Company also believes that assuming a fair value of the common stock of $22.00 at those earlier dates would not be supportable or appropriate.

Financial Statements for the Fiscal Periods Ended July 31, 2009 and August 1, 2008, page F-61

General

13.                               In light of the fact that this is your IPO and such information is likely to be material to investors, please disclose on the face of your balance sheet or in a footnote the number of shares of your common stock outstanding at each balance sheet date presented. In addition, please provide an interim statement of stockholders’ equity for the period from the latest fiscal year end to the most recent interim balance sheet date; alternatively, you may include this information in a note to the financial statements.

In response to the Staff’s comments, the Company has included the number of shares of common stock outstanding at each balance sheet date presented on page F-61 and has included a rollforward of shareholders’ equity from the period from the latest fiscal year to the most recent interim balance sheet date on page F-63.

Exhibit 23.2

14.                               Please file a consent from your auditor with a conformed signature.

In response to the Staff’s comment, the Company has added a conformed signature to Exhibit 23.2.

* * * * *

Please do not hesitate to call Joseph Kaufman at 212-455-2948 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Dollar General Corporation
Susan S. Lanigan, Esq.